SAFECO TAXABLE BOND TRUST

                              10865 Willows Road NE

                                Redmond, WA 98052

May 1, 1999

SAFECO Asset Management Company
Two Union Square
Sixth Avenue and Union Street

Seattle, WA 98101

Dear Ladies and Gentlemen:

         SAFECO Taxable Bond Trust, a Delaware business trust ("Trust") offers for public sale distinct series of shares of beneficial interest of all such existing series and additional series now or hereinafter listed on Exhibit A, being referred to individually as a "Series," each Series corresponding to a distinct portfolio.

         You hereby agree during the period from May 1, 1999 through April 30, 2009 ("Limitation Period"), to pay the Series aggregate operating expenses ("Operating Expenses") which exceed, in any given month, the rate of .40% per annum of the Fund's average daily net assets ("Expense Limitation"). For purposes of this Agreement, Operating Expenses shall not include the Fund's advisory fee, Rule 12b-1 fee, brokerage commissions, taxes, interest, or extraordinary expenses. To the extent that the aggregate amount you paid or assumed in any prior months in a given year during the Limitation Period exceed the Expense Limitation, you may offset such amounts against the Expense Limitation for the current month.

         You understand that you shall look only to the assets of the Series for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

         This Agreement is made and to be performed principally in the State of Washington. Except insofar as the Investment Company Act of 1940 or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington. Any amendment to this Agreement must be approved by a majority of the Trust's Board of Trustees and must be in writing signed by the parties hereto.

         If you are in agreement with the foregoing, please sign the form below and return the same to us.

                                                     Very truly yours,

                                                     SAFECO TAXABLE BOND TRUST
                                                     (On behalf of each Series)



                                                     By: /s/  DAVID F. HILL
                                                          -----------------
                                                            David F. Hill
                                                            President

The foregoing agreement is hereby
accepted as of May 1, 1999

SAFECO ASSET MANAGEMENT COMPANY



By: /s/STEPHEN C. BAUER

      Stephen C. Bauer
      President


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                                    EXHIBIT A

                                 LIST OF SERIES

         The following is a list of Series referred to in the first paragraph of the Agreement. Terms used herein as defined terms unless otherwise defined shall have the meanings ascribed to them in the Agreement.

SAFECO Intermediate-Term U.S. Treasury Fund
SAFECO High-Yield Bond Fund
SAFECO GNMA Fund